Confidential Treatment Requested by Fifth Third Bancorp

Asterisks denote such omissions

May 12, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Kevin W. Vaughn

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mail Stop 4561

Re:	Fifth Third Bancorp

Form 10-K for Fiscal Year Ended December 31, 2008 Filed March 2, 2009

Form 8-K Filed April 23, 2009

File No. 001-33653

Dear Mr. Vaughn:

We are writing in response to your letter dated April 29, 2009 related to the Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”) and the Form 8-K filed April 23, 2009 (the “8-K”) of Fifth Third Bancorp (Fifth Third,” the “Registrant” or the “Bancorp”). In accordance with your request, we have responded to each of the comments included in your letter. Our responses to each of the items noted in your letter are detailed below.

Additionally, the Registrant acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We note for the information of the staff that concurrent with the submission to you of this letter, confidential treatment of our response to Comment 6 are being requested under the Commission’s rules pursuant to the accompanying confidential treatment request. Accordingly, this response letter is being filed by hand and not via EDGAR. A redacted copy has been filed via EDGAR.

Form 10-K

Note 8, Goodwill, page 71

1.	Please revise your future filings to address the following:

•	Disclose each of the fair value techniques used as part of your impairment analysis.

•	Disclose the key assumptions used in those fair value techniques, including key valuation assumptions for adjustments made to significant assets or liabilities, including your loan portfolio.

Fifth Third acknowledges the staff’s comment and confirms that in future filings, beginning with the first quarter 2009 Quarterly Report on Form 10-Q filed on May 11, 2009, we will disclose the fair value techniques used as part of the impairment analysis including key assumptions used in those fair value techniques and key valuation assumptions made to significant assets and liabilities. The revised guidance was included in the Goodwill footnote (Note 4) as follows in our first quarter 2009 10-Q:

“In Step 1 of the goodwill impairment test, the Bancorp compared the fair value of each reporting unit to its carrying amount, including goodwill. To determine the fair value of a reporting unit, the Bancorp employed an income-based approach utilizing the reporting unit’s forecasted cash flows (including a terminal value approach to estimate cash flows beyond the final year of the forecast) and the reporting unit’s estimated cost of equity as the discount rate. The Bancorp believes that this discounted cash flows (DCF) method, using management projections for the respective reporting units and an appropriate risk adjusted discount rate, is most reflective of a market participant’s view of fair values given current market conditions. Under the DCF method, the forecasted cash flows were developed for each reporting unit by considering several key business drivers such as new business initiatives, client retention standards, market share changes, anticipated loan and deposit growth, forward interest rates, historical performance, and industry and economic trends, among other considerations. The long-term growth rate used in determining the terminal value of each reporting unit was estimated at 3% based on the Bancorp’s assessment of the minimum expected terminal growth rate of each reporting unit, as well as broader economic considerations such as gross domestic product and inflation. Discount rates were estimated based on a Capital Asset Pricing Model, which considers the risk-free interest rate, market risk premium, beta, and in some cases, unsystematic risk and size premium adjustments specific to a particular reporting unit. The discount rates used to develop the estimated fair value of the reporting units ranged from 17% to 21%. Based on the results of the Step 1 test, the Bancorp determined that the carrying amounts of the Commercial Banking and Branch Banking reporting units, including goodwill, exceeded their respective fair values. Therefore the Bancorp performed Step 2 of the goodwill impairment test for these reporting units as of March 31, 2009.

In Step 2, the Bancorp compared the implied fair value of each reporting unit’s goodwill with the carrying amount of that goodwill. The Bancorp determined the implied fair value of goodwill for a reporting unit by assigning the fair value of the reporting unit to all of the assets and liabilities of that unit, including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. In estimating the fair values of the assets and liabilities of a reporting unit, the Bancorp applied the provisions of SFAS No, 157, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value estimates for commercial loans held-for-sale were based on executable broker quotes where available, or on the fair value of the underlying collateral. For consumer loans held-for-sale, fair value estimates were based on contractual values upon which the loans may be sold to a third party. For portfolio loans and leases, fair value estimates were based on discounting future cash flows using the current market rates, including credit and liquidity spreads applied to the applicable benchmark rate, of similar loans made to borrowers for the same remaining maturities. Depending on the product type, remaining maturity, and credit rating of the underlying borrowers, the credit and liquidity spreads within the commercial portfolio ranged from 3% to 60%, and the credit and liquidity spreads within the consumer portfolio ranged from 4% to 31%. For time deposits, the fair value estimates were based on a discounted cash flow calculation that applied prevailing LIBOR/swap interest rates for the same maturities. For core deposit intangibles, which represent the present value of the cost advantage of core deposits over alternative funding, the fair value estimates were based on the difference in cash flows between maintaining existing deposits and obtaining alternative funds (generally based on current market brokered CD rates) over the expected life of the deposit base. Based on the results of the Step 2 test as of March 31, 2009, the Bancorp determined that no goodwill impairment existed.”

Note 19. Common, Preferred and Treasury Stock, page 86

2.	You state on page 86 that you allocated the proceeds from the issuance of the Series F preferred stock to the preferred stock and the warrants based on their relative fair values. Please tell us and revise your future filings to disclose the specific methods and assumptions used to determine the fair value for the preferred stock and the warrants for the purposes of allocating the proceeds.

The proceeds from the issuance to the Treasury were allocated based on the relative fair value of the warrants as compared with the fair value of the preferred stock. The fair value of the warrants was determined using a Black-Scholes valuation model. The assumptions used in the warrant valuation were a dividend yield of 0.4%, stock price volatility of 51% and a risk-free interest rate of 2.5%. The fair value of the preferred stock was determined using a discounted cash flow analysis based on assumptions regarding the market rate for preferred stock, which was estimated to be approximately 13% at the date of issuance. Fifth Third acknowledges the staff’s comment and confirms that in future filings, beginning with Management’s Discussion and Analysis section of the first quarter 2009 Quarterly Report on Form 10-Q filed on May 11, 2009 (see page 39), the Bancorp will disclose, as set forth above, the specific methods and assumptions used to determine the fair value for the preferred stock and the warrants for the purposes of allocating the proceeds. Additionally these disclosures will be included in the Notes to the Financial Statements in future filings as applicable.

Note 22. Income Taxes, page 89

3.	We note that you recognized a pre-tax loss of $2,664 million for year ended December 31, 2008 and that you determined that goodwill in your commercial banking and consumer lending segments was impaired at December 31, 2008. We have the following comments:

a.	Please tell us in detail and disclose in future filings here or in your critical accounting policies how you determined that a valuation allowance was not necessary for deferred tax assets.

A valuation allowance was not considered necessary for the deferred tax assets because there was sufficient taxable income in the carryback period to absorb a significant portion of the deferred tax assets. The remaining deferred tax assets will be absorbed by future reversals of existing taxable temporary differences. It was not necessary for Fifth Third to consider future taxable income exclusive of reversing temporary differences in order to conclude no valuation allowance was necessary.

Any Federal Income Tax losses incurred in 2009 can be carried back to 2007 and 2008 and any Federal Income Taxes incurred in 2010 can be carried back to 2008. In 2006 and 2007, Fifth Third reported taxable income of $1.5 billion and $2.0 billion, respectively. In 2008, the Bancorp anticipates reporting taxable income of approximately $400 million. A substantial portion of the Bancorp’s deductible temporary differences as of December 31, 2008 consist of provision for loan and lease losses not currently deductible. The Bancorp expects a large portion of these temporary differences to reverse through the charge-offs of loans during the 2009 and 2010 tax years, during which the losses could be carried back. Accordingly, the Bancorp has concluded no valuation allowance was necessary as of December 31, 2008.

Fifth Third acknowledges the staff’s comment and confirms that in future filings, beginning with the first quarter 2009 Quarterly Report on Form 10-Q filed May 11, 2009, the Bancorp will disclose the basis for concluding a valuation allowance was not necessary for deferred tax assets. The revised guidance was included in the Income Taxes footnote (Note 11) in our first quarter 2009 10-Q as follows:

“Deferred income taxes are included as a component of other assets and accrued taxes, interest and expenses in the Condensed Consolidated Balance Sheets. The Bancorp has determined that a valuation allowance is not needed against the deferred tax asset as of March 31, 2009 or December 31, 2008 as the Bancorp has considered the positive and negative evidence and based upon that evidence believes it is more likely than not that the deferred tax asset will be recognized. This is based upon the fact that there is sufficient taxable income in the carryback period to absorb a significant portion of the deferred tax assets. The remaining deferred tax assets will be absorbed by future reversals of existing taxable temporary differences.”

Additionally, the Bancorp has added the following language to the critical accounting policies section of Management’s Discussion and Analysis in our first quarter 2009 10-Q (see page 7):

”Deferred tax assets are recognized to the extent they exist and are subject to a valuation allowance based on management’s judgment that realization is more-likely-than-not. This analysis is performed on a quarterly basis and includes an evaluation of all positive and negative evidence to determine whether it is more-likely-than-not that the deferred tax assets will be realizable.”

b.	In your response, specifically address the factors noted above and other relevant information and tell us the positive and negative evidence used to support your decision under paragraphs 23-24 of SFAS 109.

The guidance in paragraphs 23 and 24 of SFAS No. 109 were not applicable, given that our conclusion that no valuation allowance was necessary was not reliant on an assumption of future taxable income. However, we note that if an assumption of future taxable income were necessary in order to reach that conclusion, that such assumption would be justified by the negative evidence of a recent operating loss being overcome by a history of strong earnings and the 2008 operating loss being largely attributable to a goodwill impairment charge and credit losses stemming from an economic cycle that is expected to turn prior to the expiration of any loss carryforward periods that would be applicable.

Fifth Third acknowledges the staff’s comment and confirms that in future filings the Bancorp will disclose the relevant information used to support our decision under paragraphs 23-24 of SFAS 109 as applicable.

c.	Please consider the need to disclose in future filings early warning disclosures in MD&A and in the notes to the financial statements if a valuation allowance is reasonably likely in the near future.

Fifth Third acknowledges the staff’s comment and will consider the need to disclose in future filings early warning disclosures in MD&A and in the notes to the financial statements if a valuation allowance is reasonably likely in the near future.

Note 25. Fair Value Measurements, page 93

4.	We note you have approximately $2 billion in derivative liabilities at December 31, 2008. Please tell us in detail and disclose in future filings how you considered your own credit risk in valuing your derivative liabilities and quantify the resulting gain or loss included in earnings for the periods presented.

Fifth Third considers its own credit risk in the valuation of derivative liabilities by first determining the significance of the fair value of derivative liabilities with counterparties that do not require collateral maintenance to offset changes in fair value of the derivatives, including changes in fair value due to Fifth Third’s credit risk. Once this determination is made, Fifth Third considers the duration of those derivative liabilities with counterparties that do not require such collateral maintenance. As of December 31, 2008 approximately $283 million of the derivative liabilities were with counterparties that do not require collateral to be maintained to offset changes in fair value of the derivatives, including changes in fair value due to the Bancorp’s credit risk. Those derivative liabilities consisted primarily of foreign exchange and commodity contracts with maturities of 6 months or less. As a result, Bancorp determined that the impact of the Bancorp’s credit risk to the valuation of derivative liabilities as of December 31, 2008 was immaterial.

Fifth Third acknowledges the staff’s comment and confirms that in future filings, beginning with the first quarter 2009 Quarterly Report on Form 10-Q filed on May 11, 2009, the following disclosure will be included in the Derivatives footnote (Note 8):

“In measuring the fair value of derivative liabilities, the Bancorp considers its own credit risk, taking into consideration collateral maintenance requirements of certain derivative counterparties and the duration of instruments with counterparties that do not require collateral maintenance. As of March 31, 2009, December 31, 2008, and March 31, 2008, the Bancorp’s derivative liabilities included in Note 7 consisted primarily of liabilities with counterparties that require collateral to be maintained to offset changes in fair value of the derivatives, including changes in fair value due to the Bancorp’s credit risk. The posting of collateral has been determined to remove the need for consideration of credit risk. As a result, the Bancorp determined that the impact of the Bancorp’s credit risk to the valuation of its derivative liabilities was immaterial.”

Form 8-K Filed April 23, 2009

5.	We note your presentation of “tangible equity ratio,” “tangible common equity ratio,” “tangible capital to risk-weighted assets” and “tangible book value per share.” These ratios appear to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide these non-GAAP ratios in the future, the staff notes the following:

•

To the extent these ratios are disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the ratios as non-GAAP measures and complying with all of the disclosure requirements.

•

To the extent that you plan to disclose these ratios in the future Item 2.02 Form 8-Ks, you should provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K.

•

To the extent you disclose or release publicly any material information that includes a non-GAAP measure, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure.

•

To the extent that you adjust the measure for certain items such as accumulated other comprehensive income or unrealized gains and losses on investment securities, or for certain events, such as the sale of 51% of your process business, please revise to separately address those adjusted measures in your reconciliations as well as your descriptions of use and usefulness.

•

As it relates to the presentation of risk-weighted assets, in future filings, please generally disclose how risk-weighted assets are calculated under regulatory capital rules and specifically state, if true, that the number disclosed is calculated consistent with banking regulatory requirements.

Fifth Third acknowledges the staff’s comment and will comply with the requirements defined by Regulation G and Item 10(e) of Regulation S-K in future filings, beginning with the first quarter 2009 Quarterly Report on Form 10-Q filed on May 11, 2009. The revised language included within Management’s Discussion and Analysis was as follows (see Table 1, footnotes (h), (i) and (j) on page 3):

“The tangible equity ratio is calculated as tangible equity (shareholders’ equity less goodwill, intangible assets and accumulated other comprehensive income) divided by tangible assets (total assets less goodwill, intangible assets and tax effected accumulated other comprehensive income.)

The tangible common equity ratio is calculated as tangible common equity (shareholders’ equity less preferred stock, goodwill, intangible assets and accumulated other comprehensive income) divided by tangible assets (defined above.)

The tangible equity and tangible common equity ratios, while not required by GAAP, are considered to be critical metrics with which to analyze banks. The ratios have been included herein to facilitate a greater understanding of the Bancorp’s capital structure and financial condition.”

Exhibit 99.1 Press Release Dated April 23, 2009

Other Matters, page 14

6.	Please provide us your accounting analysis which identifies the relevant accounting guidance and discusses the significant facts and circumstances related to your determination that it is appropriate to fully reserve the value of the stable value wrap associated with the BOLI policy as of March 31, 2009.

[*CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION: FITB 001]

If you should have any additional questions or require any further information, please do not hesitate to call me at (513) 534-7996 or Dan Poston, Executive Vice President and Controller, at (513) 534-0674.

Sincerely,

/s/ Ross J. Kari
Ross J. Kari
Executive Vice President and Chief Financial Officer

cc:

Deloitte & Touche LLP